Exhibit 99.1

Can-Fite: Publication Reports Improvement in Decompensated Cirrhosis with Namodenoson and Successful Bridging to Liver Transplantation

Patient Experienced Resolution of Ascites, Regression of Esophageal Varices and Remained Clinically Stable for Approximately 28 Months Prior to Successful Liver Transplantation

Ramat Gan, Israel, Sept. 09, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced the publication of a peer-reviewed case report describing the clinical course of a patient with advanced decompensated liver cirrhosis treated with Namodenoson. During treatment, the patient experienced resolution of ascites and regression of esophageal varices. The article, titled “Namodenoson Treatment in Decompensated Cirrhosis: Hemodynamic–Clinical Improvement Enabling Bridging to Liver Transplantation” was published in the Japanese Journal of Gastroenterology and Hepatology (Link).

During Namodenoson treatment, ascites resolved, allowing discontinuation of diuretic therapy, while follow-up endoscopy showed only minimal residual esophageal varices. Notably, these clinical improvements occurred despite continued deterioration in hepatic synthetic function. After approximately 28 months of Namodenoson treatment, the patient underwent successful orthotopic liver transplantation from a deceased donor in January 2026, with a favorable post-transplant recovery.

“Patients with decompensated cirrhosis have very limited therapeutic options, and liver transplantation remains the only definitive treatment,” said Prof. Ohad Etzion, M.D., Director of the Department of Gastroenterology and Liver Diseases at Soroka University Medical Center, Beer-Sheva, Israel, who treated the patient. “This case is particularly interesting because the improvement in clinically important complications of portal hypertension occurred despite continued deterioration in underlying liver function. The patient remained clinically stable for approximately 28 months and was successfully bridged to liver transplantation. While this is a single-patient observation, the findings support further evaluation of Namodenoson as a potential therapeutic approach in advanced liver disease.”

Namodenoson is a highly selective agonist of the A3 adenosine receptor (A3AR), which is highly expressed in inflammatory and pathological cells. Activation of A3AR has been reported to exert anti-inflammatory and anti-fibrotic effects, including through modulation of NF-κB and Wnt/β-catenin signaling pathways. Namodenoson has demonstrated activity in preclinical and clinical studies in liver diseases, including metabolic dysfunction-associated steatohepatitis and hepatocellular carcinoma in patients with underlying cirrhosis.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase 3 trial for advanced liver cancer, concluded successfully a Phase 2a study in pancreatic cancer and is enrolling patients in a Phase 2b trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological, inflammatory, and metabolic diseases. The Company’s lead drug candidate, Piclidenoson, is currently being evaluated in a pivotal Phase III study for the treatment of psoriasis. Can-Fite’s oncology and liver drug candidate, Namodenoson, is being evaluated in a pivotal Phase III study for the treatment of hepatocellular carcinoma (HCC) and in a Phase IIb study for the treatment of metabolic dysfunction-associated steatohepatitis (MASH). Namodenoson has also demonstrated encouraging clinical activity in a Phase IIa study in patients with advanced pancreatic cancer, supporting its further clinical development in this indication. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation by the U.S. Food and Drug Administration as a second-line treatment for HCC. In addition, Namodenoson has demonstrated potential in other oncological indications, while preclinical and clinical findings support the broader therapeutic potential of Can-Fite’s A3 adenosine receptor platform. CF602, the Company’s third drug candidate, has demonstrated preclinical efficacy in the treatment of erectile dysfunction. Can-Fite’s drug candidates have demonstrated a favorable safety profile in clinical studies involving more than 1,700 patients to date. For more information, please visit Can-Fite’s website: www.canfite.com.

Forward-Looking Statements

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Can-Fite BioPharma

Motti Farbstein

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